Exhibit 99.1

Gerardo Varela
Tenaris
1-888 300 5432
www.tenaris.com

Tenaris Announces Advance Purchase of Natural Gas in Argentina

Luxembourg,  April 4, 2003. - Tenaris (TS: NYSE,  Buenos Aires,  Mexico and TEN:
MTA Italy) announced today that its subsidiary, Siderca S.A.I.C., has entered into a contract with Tecpetrol S.A. for the advance purchase of natural gas for use in its operations in Argentina. The contract covers the provision of natural gas to Siderca's seamless steel pipe facilities and its newly-acquired power generation facility for a period of five years. Under the terms of the contract Tecpetrol will supply the balance of Siderca's natural gas requirements that are not supplied by its principal gas supplier, RepsolYPF. Siderca will pay US$15.3 million as an advance for the purchase of 760 million cubic meters over the five year period.

Through this advance purchase, Tenaris will secure the supply of a significant proportion of its requirements for natural gas in its operations in Argentina over the next five years on pricing conditions under which the impact of any future increases in Argentine natural gas prices from their current low levels will be limited by being shared between buyer and seller.

Tecpetrol S.A. is a privately-held company of the Techint Group, with oil and gas exploration and production activities in Argentina and other countries in South America. As a related party transaction, the contract was approved by the independent members of Siderca's board of directors in accordance with Argentine corporate governance provisions.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.